SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Kinross Gold Corporation

(Name of Subject Company (Issuer))

Kinross Gold Corporation

(Name of Filing Person (Issuer))

1.75% Convertible Senior Notes due 2028

(Title of Class of Securities)

496902AB3
496902AD9

(CUSIP Numbers of Class of Securities)

Geoffrey P. Gold, Esq.

Kinross Gold Corporation
25 York Street

17th Floor

Toronto, Ontario

Canada M5J 2V5

(416) 365-5123

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Robert G. DeLaMater, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$460,000,000	$62,744

*                                         Calculated solely for purposes of determining the filing fee. The purchase price of the 1.75% Convertible Senior Notes due 2028 (the “Notes”), as described herein and subject to the terms and conditions set forth herein, is 100% of the principal amount of the Notes, plus any accrued and unpaid interest thereon up to, but not including, the date of repurchase. As of February 6, 2013, there was $460,000,000 aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $460,000,000.

**                                  Previously paid.  The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $136.40 for each $1,000,000 of the value of the transaction.

☐                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable                                                        Filing Party: Not applicable
Form or Registration No.: Not applicable                                                       Date Filed: Not applicable

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐                                    Third-party tender offer subject to Rule 14d-1.

☒                                  Issuer tender offer subject to Rule 13e-4.

☐                                    Going-private transaction subject to Rule 13e-3.

☐                                    Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) originally filed with the Securities and Exchange Commission on February 7, 2013 by Kinross Gold Corporation (the “Company”), with respect to the right of each holder (a “Holder”) of the Company’s 1.75% Convertible Senior Notes due 2028 (the “Notes”), at such Holder’s option, to sell and the obligation of the Company to purchase the Notes (the “Put Right”), as set forth in the Company’s Put Right Notice to Holders of the Notes, filed as an exhibit to the Schedule TO (as amended or supplemented from time to time, the “Put Right Notice”). This Amendment No. 1 constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Pursuant to the terms of, and subject to the conditions set forth in, the Indenture, dated as of January 29, 2008 (the “Indenture”), between the Company, and Wells Fargo Bank, National Association, as Trustee (the “Trustee”), the Company was obligated, at the option of each Holder, to repurchase on March 15, 2013 all Notes validly surrendered for repurchase and not withdrawn prior to 5:00 p.m., New York City time, on March 13, 2012. Based on final information provided to the Company by the Trustee, as trustee and paying agent, $454,571,000 aggregate principal amount of Notes was validly tendered and accepted for purchase in the Put Right. The aggregate consideration for all of the Notes tendered for purchase pursuant to the Put Right was $454,571,000.  The Company will pay for all of the Notes purchased pursuant to the Put Right with available cash.  After giving effect to the purchase of the tendered Notes pursuant to the Put Right, an aggregate principal amount of $5,429,000 of the Notes remains outstanding.  On March 13, 2013, the Company issued a press release, which is filed as an exhibit to this Amendment No. 1 to the Schedule TO, relating to the expiration of the withdrawal period for the Put Right and the Company’s intention to redeem all Notes that remain outstanding.

Item 12. Exhibits.

See Exhibit Index immediately following the signature page.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 2013

KINROSS GOLD CORPORATION

By:	/s/ Tony Giardini
	Name:	Tony Giardini
	Title:	Executive Vice President and Chief Financial Officer

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EXHIBIT INDEX

Exhibit Number	Description

(a)(1)*	Put Right Notice to Holders of 1.75% Convertible Senior Notes due 2028, dated February 7, 2013, including form of Repurchase Notice and form of Withdrawal Notice.

(a)(2)*	IRS Form W-9.

(a)(3)*	Press release dated February 7, 2013.

(a)(4)	Press release dated March 13, 2013.

(d)(1)

Indenture, dated as of January 29, 2008, between the Company and the Trustee (incorporated by reference to Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K filed on January 30, 2008).

(d)(2)

Form of 1.75% Convertible Senior Notes due 2028 (incorporated by reference to the form of note attached as Exhibit A to the Indenture, dated as of January 29, 2008, between the Company and the Trustee (incorporated by reference to Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K filed on January 30, 2008)).

*Previously filed.

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